Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington DC, 20549-7010

June 25, 2009

Re:	Nanophase Technologies Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

File No. 000-22333

Dear Mr. Cash:

We have reviewed your letter dated June 15, 2009 and submit the following responses. Nanophase Technologies Corporation (the “Company”) hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in its filings, that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, your questions and the Company’s answers are provided below, and a copy of your letter is attached to this letter.

1.	In future annual and quarterly filings, please quantify the reasons for significant changes in your results from period-to-period. For example, you should quantify the factors that you identified for fluctuations in revenue, cost of revenue and selling, general and administrative expenses. You should also fully address the continued negative trend in revenue, which appears to have further deteriorated during the interim period, and describe management’s plans to address this trend. In addition, if you believe it is reasonably possible that the recent senior employee departures could materially impact your operations, you should disclose that potential and discuss management’s plans to address the departures.

Answer: The Company will expand the disclosures for significant changes and trends in future filings as noted. Regarding recent senior employee departures, the Company believes that its disclosures have been appropriate and does not believe that operations will be impacted by such changes beyond those disclosures.

2.	Please revise future annual and quarterly filings to provide an analysis of changes in your operating cash flows from period-to-period. For example, your discussion of operating cash flows should explain the reasons for material changes in non-cash items and significant fluctuations in working capital items. Also, please revise future annual and quarterly filings to provide an estimate of the time frame over which you believe you will be able to continue to meet the cash requirements of your supply agreement based on your projected use of cash. In this regard, we note the significant increase in your use of cash during the recent interim period.

Answer: The Company will expand these cash flow, cash status, and related contractual disclosures in future filings as noted.

3.	Please be advised that your certifying officers were required to conclude as to the effectiveness of disclosure controls and procedures and internal control over financial reporting. Please amend your Form 10-K/A to provide your certifying officers’ conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K. We remind you that the amendment must contain the complete text of the item being amended and certifications.

Answer: The Company will file the appropriate amendment as quickly as practical. In the amendment, the Company will revise its disclosure to include the following:

Evaluation of Disclosure Controls and Procedures. An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2008 was conducted under the supervision and with the participation of the Company’s management, including Jess Jankowski, the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company. Based on that evaluation, Mr. Jankowski concluded that the Company’s disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that the Company’s disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

4.	Please amend Form 10-K/A to provide disclosures required by Item 308(c) of Regulation S-K.

Answer: The Company will file the appropriate amendment as quickly as practical. In the amendment, the Company will revise its disclosure to include the following:

Changes in Internal Control over Financial Reporting. The Company’s management, including Mr. Jankowski, the CEO and CFO of the Company, confirms that there was no change in the Company’s internal control over financial reporting during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.	We note you changed your method of accounting for patent costs during the fourth quarter of 2008. Please fully explain to us the facts and circumstances that lead to this change. Specifically, please explain to us why you believe you are no longer able to reasonably predict whether a patent will be granted, when it will be granted, or whether all claims in a granted patent ultimately will be upheld and why you previously believed you were able to make such predictions. Please explain to us when and how you previously evaluated patents for impairment, including the date of your most recent impairment analysis and the significant assumptions underlying your analysis. Please tell us and, if applicable, revise future filings to address whether your inability to make patent predictions is reasonably likely to impact your operations. Also, please tell us how you considered the requirements of paragraph 16 of SFAS 154.

Answer: The Company reviewed its patent portfolio, its views on whether to process and/or defend patent claims, considered the overall environment in intellectual property, and concluded that it was no longer appropriate to record costs over statutory and procedural periods as future assets. By way of example, please note the nearly $200,000 expense recognized through the third quarter 2008 for “abandonment of patents.” This was determined during the quarterly review for impairment and underscores the new timeline of up to 9 years, possibly longer, for a determination in patent proceedings which in many cases is longer than the underlying technology is truly valuable. As disclosed in footnote 9 of its first quarter 2008 filing on Form 10-Q, during February 2008, the Company was notified of a final rejection of certain claims by the US Patent Office in connection with its re-examination of one of the Company’s patents. The Company determined at that time that the rejection of these claims would not materially impair its operations, nor would it harm the Company’s competitive position. Indeed, this issue and ultimate lack of impact upon its business encouraged the Company to change its perspective on the value of its issued patents and pending patent applications. The timeline for patent issuance and subsequent determinations has become longer in recent years, finally to the point that management no longer believes that legal spending creates a future asset, and thus should be expensed as a period cost. The Company has not concluded that this extension of review period would have a material impact on its operations, as it does not have a significant history of having to defend material patents and related intellectual property position from infringement that has or would be expected to cause material harm to the Company. The Company will continue to pursue acquiring and maintaining patents, but will do so selectively, and with the expectation that a patent may not be issued or enforced while the underlying intellectual property is significant to the results of the Company.

Regarding disclosure, the Company believes that it appropriately disclosed the financial impact of this change in accounting method in pages F7-F9 of its Form 10-K/A by presenting the Company’s operating results for the years ended December 31, 2007 and 2008 calculated without the change and with the change for both fiscal years, and similarly on footnote pages 6-7 of its first quarter 2009 Form 10-Q relative to its first quarter operating results. Additional disclosures (e.g., demonstrate on a quarterly basis) were considered but deemed immaterial and not useful to the readers of the Company’s financial statements as the change in EPS would have been less than $0.01 per quarter. The Company believes these disclosures are appropriate in accordance with paragraphs 16-17 of SFAS 154.

6.	Please tell us and revise future filings to clarify the investment classification of your auction rate securities under SFAS 115. In regard to the disclosures related to your auction rate securities, please tell us and revise future filings to disclose: their key terms (maturity dates, reset provisions, interest rate provisions), the key assumptions underlying your valuation analyses, and when and how you expect principal to be available. Additionally, please revise future filings to provide all the disclosures required by paragraphs 19-22 of SFAS 115 for your investments, as applicable.

Answer: As disclosed in Note 2 of Form 10-K/A for the period ended December 31, 2008, the Company purchased auction rate securities (“ARS”) instruments with the intention of selling them in the liquid marketplace that existed for such securities. However, recent events in the financial markets resulted in “failed auctions.” These failures forced the Company to hold on to such securities, essentially converting the intended short term holdings into long term holdings. While the Company intends to sell these securities prior to their maturity dates, the inability to find a market for them forces the Company to change their classification to long term investments and present such rationale in its filings, which it has done. In future filings, should these securities continue to be held, disclosures will be expanded to include the information presented in the table below as well as any other appropriate disclosures. Consistent across these elements were the assumptions that the underlying securities were insured and carried very low default risk due, in part, to underlying insurance, but also would, if sold prior to maturity, demand a liquidity premium of approximately 5-6%, on top of the demand for additional interest in excess of the variable rates imbedded in the instruments. The timing of principal availability prior to instrument maturity (see below) depends largely on the level of discount the Company is willing to accept and the status of the ARS marketplace at the time of future sale.

Summary of additional information

Brazos Higher Ed Auth 2006 A – 15 with a $2 million principal value was appraised by an independent appraisal firm as worth $1.8 million (12/1/2042 with variable coupon rate). Brazos Higher Education Authority, Inc. issued $91,550,000 of Student Loan Revenue Bonds in 2006. This obligation was structured as an ARS, is collateralized by student loans, and was recently rated Aaa/AAA (Moody’s/Fitch).

Connecticut Student Loan Foundation 2004 A-6 with a $2 million principal value was appraised by an independent appraisal firm as worth $1.8 million (6/1/2034 with a variable coupon rate). Connecticut Student Loan Foundation issued $71,100,000 of Student Loan Revenue Bonds in 2004. This obligation was structured as an ARS, is collateralized by FFELP backed student loans, and was recently rated AAA/AAA (S&P/Fitch).

Illinois Student Assistance Ser VIII-1 with a $2 million principal value was appraised by an independent appraisal firm as worth $1.8 million (3/1/2045 with a variable coupon rate). Illinois Student Assistance Commission issued $600,000,000 of Student Loan Revenue Bonds in 2005. This obligation was structured as an ARS, is collateralized by GTD backed student loans, and was recently rated Aaa/AAA (Moody’s/Fitch).

7.	Please amend your Form 10-Q (for the Fiscal Quarter ended March 31, 2009) to provide your certifying officer’s conclusions as to the effectiveness of your disclosure of controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K. We remind you that the amendment must contain the complete text of the item being amended and certifications.

Answer: The Company will file the appropriate amendment as quickly as practical. In the amendment, the Company will revise its disclosure to include the following:

Evaluation of Disclosure Controls and Procedures. An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of March 31, 2009 was conducted under the supervision and with the participation of the Company’s management, including Jess Jankowski, the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company. Based on that evaluation, Mr. Jankowski concluded that the Company’s disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that the Company’s disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

If you have any further questions, please do not hesitate to contact the undersigned.

Best Regards,

/s/ JESS JANKOWSKI
Jess Jankowski
President and Chief Executive Officer